Exhibit 99.1
September 8, 2006

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn : SEC Filing Desk	POSCO POSCO Center, 892, Daechi-4dong Kangnam-gu, Seoul, 135-777, Korea Tel. 822-3457-0074 Fax. 822-3457-1924
Dear Sir or Madam:
     On behalf of POSCO, a company organized under the laws of the Republic of Korea, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a form 6-K of POSCO
Very truly yours,
/s/Lee, Dong-Hee

Enclosures
Lee, Dong-Hee
Executive Vice President